GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

January 17, 2014

VIA EDGAR TRANSMISSION

Ms. Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Mail Stop 3561
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Grupo Aeroportuario del Centro Norte, S.A.B. de C.V. Form 20-F for the Year Ended December 31, 2012 Filed April 29, 2013 File No. 001-33168

Dear Ms. Cvrkel:

By letter dated December 20, 2013, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments to the annual report on Form 20-F filed on April 29, 2013 by the Central North Airport Group (Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or the “Company”). The Company is submitting via EDGAR responses to the Staff’s comments.

For convenience, we have reproduced in bold below the Staff’s comments and have provided the Company’s responses immediately below the comments.

Form 20-F

Liquidity and Capital Resources, page 129

Principal Uses of Capital, page 134

1.                  We note your disclosure on page 134, that you currently intend to fund your commitments pursuant to the master development programs, other capital expenditures and working capital required by your business operations through cash flows generated from your operations and from current indebtedness and through the issuance of additional debt as deemed necessary by your management to comply with your obligations. Please revise your Liquidity and Capital Resources section to discuss the nature and amount of these obligations under the master development program.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2013, discuss the nature and amount of its obligations under the master development program.

Item 15. Controls and Procedures, page 186

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 186

2.                  Please revise to include a statement that your registered public accounting firm that audited the financial statements included in the annual report has issued an attestation report on management’s assessment of the issuer’s internal control over financial reporting. Refer to paragraph b.4 of Item 15 of Form 20-F.

Response:

Pursuant to the Staff’s request, the Company will, in its next filing on Form 20-F for the year ended December 31, 2013, include the following statement in Item 15.b: “Galaz, Yamazaki, Ruiz Urquiza, S.C., a member of Deloitte Touche Tohmatsu Limited, the independent registered public accounting firm that has audited our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting.”

(d) Changes in Internal Control over Financial Reporting, page 188

3.                  We note your disclosure that you strengthened your internal controls associated with the identification of non-cash transactions and their related payment in subsequent periods for purposes of preparing your consolidated statement of cash flows in order to remediate the material weakness associated with the restatement of your 2011 consolidated statements of cash flows. In light of the fact that the Form 20-F for the year ended December 31, 2011 does not disclose a material weakness, and concludes that internal controls over financial reporting are effective, please explain to us when you identified and remediated this material weakness. Also, please explain to us why you believe that your conclusion in the Form 20-F for the year ended December 31, 2011, that internal controls and procedures were effective, was appropriate.

Response:

At the time of the Company’s assessment of its internal controls over financial reporting for the year ended December 31, 2011, the Company had not identified any material weaknesses in its internal controls over financial reporting. In December 2012, the Company identified an error in its consolidated statement of cash flows for the year ended December 31, 2011. The error related to investments in fixed assets made in 2010 that were classified as trade accounts payable instead of cash flows from investing activities in the Company’s consolidated statement of cash flows for the year ended December 31, 2011.

After identifying the error, the Company reviewed the internal controls used in the preparation of the consolidated statement of cash flows for the year ended December 31, 2011 and determined that a control deficiency existed, specifically with respect to the design of certain review-type controls addressing the reconciliation of trade accounts payable relating to fixed assets. As described on page 188 of the Company’s annual report on Form 20-F for the year ended December 31, 2012, in order to address the control deficiency, in December 2012, the Company modified its controls to include additional procedures to verify the reconciliation of cash flows with the rollforward of fixed and intangible assets. In April 2013, the Company finalized its investigation relating to the error in its consolidated statement of cash flows for the year ended December 31, 2011 and determined that the error was material. The Company therefore concluded that a restatement of its consolidated statement of cash flows for the year ended December 31, 2011 was necessary. The conclusion relating to the magnitude of the error prompted the Company’s management to reevaluate the severity of the control deficiency that had been initially identified and remediated in December 2012 and determine that the control deficiency in fact constituted a material weakness.

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As the Company concluded in April 2013 that a material weakness existed with respect to the year ended December 31, 2011, the Company determined that it would be most appropriate to disclose the material weakness and its remediation in its annual report on Form 20-F for the year ended December 31, 2012, which was filed on April 29, 2013.

Financial Statements

Notes to Consolidated Financial Statements, page F-7

9. Investment in airport concessions, page F-26

4.                  We note that during 2012 you submitted a claim to the Mexican Civil Aviation Authority (DGAC) to recover lands acquired by you during 2009. In this regard, please tell us why lands previously acquired by you must be “recovered” from the DGAC and tell us the amounts you expect to recover. Your response should clearly explain the following:

•	The amount (if any) you paid to acquire the land;
•	how such land was recorded in your financial statements at the time of issuance and at December 31, 2012;
•	whether the land was owned by you or by the Mexican government as part of your concessions;
•	why you must “recover” such land if already purchased; and
•	any other relevant information in understanding the nature and purpose of such transactions.

Response:

Pursuant to the airport concession agreements to which the Company is a party, the Company manages, operates and maintains the airports for which it has a concession. The

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Company may also make improvements to an airport in accordance with its master development program. Improvements made at the Company’s expense to airport facilities may be recognized by the Mexican Bureau of Civil Aviation (Dirección General de Aviación Civil, or “DGAC”) as part of the Company’s investment in the airport concession. The cost of airport improvements recognized by the DGAC that form part of the Company’s investment in the concession are “recovered” by the Company in the form of adjustments to the maximum rates that the Company may charge for aeronautical services, which are regulated by the DGAC. The Company will revise the notes to its financial statements for the year ended December 31, 2013 to clarify the nature of this transaction and the concept of “recovery,” as explained in this response.

In 2009, the Company paid Ps. 1,159,613 thousand to acquire land strategically located adjacent to the Monterrey airport to allow for the airport’s future growth, including the construction of a second runway, which the Company intends to complete in the future. The acquired land is classified in the Company’s financial statements for the year ended December 31, 2012 as land owned by the Company at its acquisition value, presented as a fixed asset. The Company sought recovery of the cost of its investment in the land, meaning that it requested that the DGAC recognize the acquired land as part of the Company’s future investment in the Monterrey airport concession included in the airport’s required master development program investments, rather than as a fixed asset owned by the Company.

As disclosed on page 96 of the Company’s annual report on Form 20-F for the year ended December 31, 2012, in connection with the acquired land, the DGAC authorized the recovery of Ps. 386,538 thousand in investments, to be included in the 2011–2015 master development program investments for the Monterrey airport. Of the Ps. 386,538 thousand authorized by the DGAC for recovery, Ps. 121,701 thousand were authorized for recovery by the Company in 2013, Ps. 138,486 thousand were authorized for recovery by the Company in 2014, and Ps. 126,351 thousand were authorized for recovery by the Company in 2015. An additional Ps. 77,306 thousand was authorized by the DGAC for recovery in 2011, also in connection with the acquired land. The Company is negotiating with the DGAC regarding the authorization of the recovery of the remaining Ps. 695,769 thousand of the total amount paid for the land in 2009. All amounts in this paragraph are expressed in nominal 2009 pesos. The actual amounts of recovery are adjusted annually based on the Mexican National Producer Price Index (Índice Nacional de Precios Productor).

When originally acquired by the Company, the land was owned solely by the Company and classified as a fixed asset. The land will remain classified as a fixed asset in the Company’s financial statements until negotiations with DGAC have been concluded. If the DGAC recognizes the land as part of the concession, it is expected that title thereto will transfer from the Company to the Mexican government, at which point the company would derecognize the fixed asset and recognize a corresponding addition for the same amount as part of the investment in airport concessions (intangible assets).

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* * *

As requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact our U.S. counsel Jorge U. Juantorena at Cleary Gottlieb Steen & Hamilton LLP at (212) 225-2758.

[Signature page follows]

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Sincerely,
/s/ José Luis Guerrero
José Luis Guerrero
Chief Financial Officer

cc:	Heather Clark
Claire Erlanger
Securities and Exchange Commission

Jorge U. Juantorena
Cleary Gottlieb Steen & Hamilton LLP

Sergio Vargas Vargas
Galaz, Yamazaki, Ruiz Urquiza, S.C., Member of Deloitte Touche Tohmatsu
Limited

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